October 4, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Amendment No. 2 to Registration Statement on Form S-1 Filed September 16, 2013 File No. 333-189788

Dear Mr. Mancuso:

Reference is made to the Staff’s comment letter dated September 30, 2013 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on September 16, 2013.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

These comments have been made in response to the Staff’s comments.

The Company and our Business, page 5

1.
Please provide us objective support for the claim of leadership that you added in this section and on page 19, including your claim to be a “leading distributor” and to have “top” support in the industry. Also, with a view toward clarified disclosure, please tell us when you received the “top awards,” who issued the awards, your relationship to the issuer of the awards, what the criteria were to determine the recipient of the awards, whether others also received the awards, and whether you provided any consideration to apply for or receive the awards.

Amendment No. 3 to the Registration Statement revises the language used.

Risk Factors, page 6

2.	We note your response to prior comment 6; however, it appears you have removed the heading for the risk factor referenced in your response. Please revise.

The heading for this risk factor has been added on page 7.

3.
We note your response to prior comment 7. Where you discuss the risks associated with your need for financing in this prospectus, please clarify if true that your CFO also has an agreement to serve as full-time CFO of WestMountain Gold and spends a substantial amount of his time as CFO for several other companies. We note for example Exhibit 10.1 to WestMountain’s Form 8-K filed on April 19, 2011 and the statement in Sonora Resources’ most recent Form 10-K that your CFO devotes approximately 40% of his working time on providing services to it.

Mark Scott is employed at will by Visualant, Inc. and by WestMountain Gold Inc. (pursuant to an employment agreement) as their Chief Financial Officer.  At this time, Visualant does not require a full-time CFO, and Visualant continues to review its need for a full-time CFO on an ongoing basis.  Mr. Scott works in excess of forty hours per week on a combined basis for both companies.

Mr. Scott also is a consulting CFO for Sonora Resources Corp. (pursuant to a consulting agreement) and for U.S. Rare Earths, Inc. as a consultant on an at-will and as-needed basis.  Neither of these companies requires specific time commitments from Mr. Scott on an ongoing basis, and his work is sporadic and as needed.  A risk factor in Sonora’s most recent periodic reports on Form 10-K (as amended) and Form 10-Q (as amended) stated that Mr. Scott was spending approximately 40% of his time on Sonora.  This time commitment was based on the company’s past needs; however, Mr. Scott’s current time commitment to Sonora is substantially less than 40%, which will be reflected in future periodic reports for Sonora.

All four companies are aware of Mr. Scott’s other assignments.

4.
We note the disclosure added on page 39 in response to prior comment 50.  Please add a risk factor to disclose your failure to pay Sumitomo the full amount when it was due under the agreement.  Discuss the material effects on your business.

Amendment No.3 to the Registration Statement addresses this with the addition of a risk factor.

We are subject to corporate governance and internal control requirements, page 10

5.
Please tell us how the control weakness mentioned in this risk factor caused the failure to comply with Rule 14a-21 as mentioned in your response to prior comment 44.  If the failure was not a result of the identified weakness, please tell us whether you have identified additional control weaknesses that you should describe in this risk factor. Also, (1) tell us how you intend to address the weaknesses, and (2) confirm that you will in the future comply with both Rule 14a-21(a) and Rule 14a-21(b) and provide the resulting disclosure required by Item 5.07 of Form 8-K.

The failure to comply with Rule 14a-21 for the annual meeting held on March 21, 2013 was not a result of the identified weakness, but rather a misreading of the rule.  The Company’s Board of Directors and its executive officers have been made aware of the requirements of Rule 14a-21(a) and (b), and the failure to comply for the 2013 annual meeting.  The Company hereby confirms that it will in the future comply with the requirements of Rule 14a-21 and provide the resulting disclosure required by Item 5.07 of Form 8-K.

Selling Security Holders, page 12

6.
Refer to the last sentence of your response to prior comment 10.  Please confirm that you will withdraw your registration statement on Form S-1, file number 333-190685, before you seek acceleration of the effective date of this registration statement, file number 333- 189788.

The Company confirms that it will withdraw its registration statement on Form S-1, file number 333-190685, before it seeks acceleration of the effective date of this registration statement, file number 333-189788.

7.
Your response to prior comment 14 that you calculated percentage ownership assuming the exercise of all warrants and stock options is inconsistent with Regulation S-K Item 403 and Rule 13d-3(d)(1). Any shares not outstanding but which are deemed beneficially owned by a stockholder pursuant to Rule 13d-3 shall be deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that stockholder but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Please revise your disclosure accordingly here and on page 38.

The disclosures and tables in Amendment No. 3 to the Registration Statement have been revised to reflect beneficial ownership determined in accordance with the rules and regulations cited.

8.
We note your response to prior comments 16 and 17. Please replace the term “securities” in the column headings of your table with “common stock” to clarify, if true, that you are referring to your common stock.  Also, please include a column that shows the total amount of your common stock that each selling shareholder beneficially owned before this offering, not merely before the “private placement memorandum.”  For stockholders that appear in both this table and in the tables on page 38, the common stock beneficial ownership numbers disclosed in both tables should be identical.

Amendment No.3 to the Registration Statement addresses this by revising the tables.  For those stockholders who appear in both the selling stockholder table and the beneficial ownership tables, the beneficial ownership numbers disclosed in the first column B of the selling stockholder table (Common Stock Beneficially Owned Prior to this Offering) are identical to the beneficial ownership numbers in the beneficial ownership tables on page 38.

9.
We note your response to prior comment 13 and your disclosure in the fifth paragraph that you have included broker-dealers in the table.  Unless you clearly disclose which selling stockholders are broker-dealers and disclose, if true, that each such broker-dealer received the offered securities as compensation for underwriting activities, the broker- dealer must be identified as an underwriter in this prospectus. A broker-dealer who is a selling stockholder must be identified as an underwriter if the broker-dealer did not receive the offered securities as compensation for underwriting activities, regardless of whether the broker-dealer purchased the offered shares in the ordinary course of business or had agreements or understandings to distribute the securities. Each selling stockholder that is an affiliate of a broker-dealer also must be identified as an underwriter unless you disclose, if true, that the selling stockholder purchased the offered shares in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  Please revise your disclosure accordingly.

The disclosure regarding those selling stockholders who are either broker-dealers or an affiliate of a broker-dealer has been revised.

10.	Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares offered by GVC Partners LLC.

Steven Bathgate, Richard Huebner, Vicki Barone, and Greg Fulton.

Plan of Distribution, page 14

11.
Please substantially expand your response to prior comment 18 to clarify how each relevant factor affects your conclusion regarding whether this offering is actually on behalf of the issuer.  In your response, address the total number of common shares registered for sale as a percentage of your outstanding common shares held by non-affiliates.  Also, address clearly how the following affect your conclusions: (1) the participation in this offering of your affiliates as well as broker-dealers and affiliates of broker-dealers, and (2) how long the selling shareholders held the shares between the time that the shares were authorized and sold and the time they were registered for sale on this registration statement.

In addition to the discussion of the relevant factors set forth in response to prior comment 18, we note that the June 2013 private placement was an arms-length negotiation with Special Situations, the lead investor, which had its own counsel. It is the Company’s understanding that although the investors in the private placement were and are planning on holding their stock indefinitely, it was important to many of them for accounting and financial statement purposes that they be able to demonstrate to auditors and others reviewing the financial position of the investors that if needed, they would have the ability to sell these securities.  It is the Company’s understanding that this is the reason the registration requirement was included as part of the private placement.

Given this requirement, it seemed to the Company that the only fair approach in this offering was to treat all investors the same, regardless of status.  As a result, shares held by everyone who acquired shares (and/or warrants) in connection with the private placement were included as “selling stockholders” in the registration statement.

The Company is not aware of any agreements or current plans by any broker-dealers or any of their affiliates to sell their shares.  Except for GVC Capital LLC and its affiliates, G. Select Securities LLC and its affiliate, and the affiliates of Concept Capital Markets LLC and Smith Hayes Advisors, Inc., who purchased units in the private placement, none of the selling stockholders are in the business of underwriting securities, and the selling stockholders will be acting independently of the Company in making any decision with respect to the timing, manner and size of any sale of the shares.  The affiliates of the broker-dealers purchased the securities for their own accounts.

In addition, the Company’s CEO (on behalf of his affiliate) and the CFO have represented to the Company that even though the registration statement includes shares acquired by an affiliate of the CEO and by the CFO of the Company in the private placement, neither has any present intention of selling his shares in the foreseeable future.

This, along with the other factors described in our previous response, led the Company to conclude that this offering is not an offering on behalf of the issuer.

We have, however, expanded the disclosures under “Plan of Distribution” in this regard, including a disclosure that the sales by broker-dealers of shares they purchased from the Company in the private placement may be considered to be sales by an underwriter within the meaning of the 1933 Act and that such sales under this offering may be considered to be a sale on behalf of the issuer.

Further, the exercise price of the Series A and Series B Warrants was fixed at a premium over the trading price of the Company’s common stock at the time the private placement closed.  The Company believes that upon registration of the shares very few, if any, of the selling stockholders will in fact sell their respective shares in the near future because: (i) the Company’s common stock currently is trading (and in recent months has been trading) below the $0.10 per share price paid by the selling stockholders for the 52,300,000 shares they purchased; and (ii) the exercise price of the Series A Warrants ($0.15 per share) and the Series B Warrants ($0.20 per share) are well below the current and historical trading price of the Company’s common stock.  The selling stockholders are unlikely to exercise their warrants until the price of the Company’s common stock significantly increases, which may not occur until well into the future.  If and when the shares are sold by the selling stockholders, the Company will not receive any of the sale proceeds, and it will not receive any proceeds from exercise of the warrants until the warrants are exercised, which will almost certainly only occur when the stock price of the Company’s common stock rises above the warrant exercise price.

The common shares registered for sale represent approximately 72% of the outstanding shares held by non-affiliates.

Business, page 17

12.
Please expand your revisions in response to prior comment 21 to clarify what constitutes “Visualant related assets.” Also clarify whether Javelin’s failure to source any business exempts you from your obligation to pay the ten percent fee in the future should you receive any revenue in connection with this agreement.

Amendment No.3 to the Registration Statement addresses this with revised language in the sections about the RATLab and Javelin acquisitions. Even though the Company does not believe that the Javelin Business Development Agreement is material, it has been filed as Exhibit 10.44.

13.
We note your disclosure added in response to prior comment 23 regarding no requirement for FDA or other government approval. Given the medical applications that you suggest in your prospectus and mention on your web site, please tell us how you reached your conclusions regarding FDA approval.

Amendment No.3 to the Registration Statement addresses this with the addition of a risk factor, and additional disclosure has been included in the section entitled “Business” on page 17.

Our Joint Development Agreement . . ., page 17

14.
Please revise your disclosure added in response to prior comment 24 to clarify what you mean by your statement that a marketing study will define version 7, and why this definition is necessary before you or Sumitomo can sell the product.

Amendment No.3 to the Registration Statement addresses this with revised language.

Purchase Agreement . . ., page 21

15.
We are unable to provide you any comfort regarding the accuracy of your analyses or conclusions that you provide in response to our comments, including in response to prior comment 29.  We remind you of the acknowledgements that must accompany any request for acceleration of the effective date of this registration statement as indicated at the end of this letter.

The Company understands that the SEC is unable to provide any comfort on this issue.  The Company acknowledges that the requirements of Regulation 14A were not complied with in connection with the solicitation of the voting agreements referenced in our response to prior comment 29.  However, the voting agreements were never utilized by the Company in connection with the special meeting of stockholders held on August 9, 2013.  The Company confirms that it is aware of the acknowledgements that must accompany its request for acceleration of the effective date of its registration statement.

Summary of Recent Business Operations for the Nine Months Ended June 30, 2013, page 26

16.
Please apply prior comment 36 to the disclosure you added in this section. Quantify separately the amount of general and administrative expenses for business development and investor relations.  Also, explain the nature of each of those expenditures during this period.

Amendment No.3 to the Registration Statement addresses this with revised language.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 26

17.
Your discussion of the components to your selling, general and administrative expenses appears to omit significant portions of those expenses because the sum of those components does not equal the total.  Please provide a materially complete discussion.

Amendment No.3 to the Registration Statement addresses this with revised language.

Summary of Financings, page 28

18.
Refer to your disclosure added in response to prior comment 40. Please disclose the amount currently available to you under the BFI Finance credit facility. Also disclose any material restrictions on your access to those funds, any material restrictions on your operations under the credit agreement, and when the credit facility terminates.  Also, tell us in your response which exhibit to this registration statement contains the provisions that you disclose.

Amendment No.3 to the Registration Statement addresses this with revised language.  See also Exhibits 10.45 through 10.49 filed with Amendment No. 3 to the Registration Statement.

Executive Compensation, page 34

19.	Please update your compensation disclosure to include information for the fiscal year ended September 30, 2013.

Amendment No.3 to the Registration Statement revises the compensation disclosures to include information for the fiscal year ended September 30, 2013.

Remuneration of Executive Officers, page 34

20.
Please clarify how you calculated Mr. Sparks’ compensation in the table on page 35 in light of your revised disclosure in footnote 6. Cite in your response the specific provisions in Regulation S-K Item 402 on which you rely.

Please note that the Company has now revised the compensation disclosures to include compensation for FY 2013, 2012 and 2011.  FY 2010 has been deleted and accordingly, Mr. Sparks is no longer included in the tables.

At the time of the Settlement Agreement, Mr. Sparks was owed $28,000 in compensation for his services as CEO and President of the Company during FY 2010.  The issuance to Mr. Sparks of 4,000,000 shares of common stock of the Company was in settlement of the $28,000 in unpaid compensation due him for FY 2010 plus unpaid compensation for prior years (2007, 2008 and 2009).  The table covered compensation for years 2010, 2011 and 2012, so only the $28,000 earned by Mr. Sparks for 2010 was included in the table.  We believe this disclosure was consistent with Regulation S-K, Item 402(a)(2).

21.
We note your response to prior comment 46. However, the footnotes to both your Summary Compensation Table and your Director Compensation Table continue to refer to “the dollar amount recognized for financial statement reporting purposes” rather than the grant date fair value as required by Regulation S-K Item 402. Please revise your disclosure in the tables regarding stock and option awards accordingly.

The footnotes to the Summary Compensation Table and the Director Compensation Table have been corrected to indicate that the option award dollar amounts reflect the grant date fair value as required by Regulation S-K Item 402.

Security Ownership of Certain Beneficial Owners and Management, page 37

22.
Please provide us your analysis of how the exclusions from beneficial ownership that you mention in the footnotes to the tables on page 38 are consistent with the requirements of Rule 13d-3.  See Instruction 2 to Regulation S-K Item 403.

The tables and the footnotes to the tables have been corrected to include all the shares beneficially owned as determined in accordance with Rule 13d-3.

Certain Relationships and Related Party Transactions, page 38

23.
Refer to the last sentence of prior comment 57. Given the parties that signed exhibits 10.38 and 10.42, please describe those transactions in this section or provide us your analysis of why you believe the disclosure is not required in this section.

Amendment No.3 to the Registration Statement addresses this comment by expanding the disclosure.

Item 15. Recent Sales of Unregistered Securities, page 45

24.
We note your response to prior comment 54 and your added disclosure that you believe that all of the disclosed transactions were exempt from registration based on Regulation D. Please provide us a table that identifies when you filed the Form D for each transaction mentioned in this section.

Amendment No. 3 to the Registration Statement has been revised to delete transactions in fiscal year ended September 30, 2010 because those transactions are now more than three years old.  A chart indicating when the Form D was filed for each transaction mentioned in revised Item 15 is attached.  There are, however, a few transactions for which we have not yet identified the relevant Form D, and we will follow up with the SEC shortly regarding these few remaining transactions.  The chart lists each transaction in the order in which it is listed in Item 15.

Item #	Date of Sale of Unregistered Securities (S-1/A Amendment #3, Item #15)	Amount of Sale	Sold To	# of Shares Sold	Price Per Share	Form D File Date	Form D File Number

1	17-Nov-10	$4,800.00	Robert Jones	20,000	$0.240	3-Dec-10	021-151392

2	23-Dec-10	$30,910.00	Seaside 88 LP	144,471	$0.210	18-Jan-11	021-153959
2	23-Dec-10	$196,108.00	Seaside 88 LP	699,428	$0.280	25-Feb-11	021-155905
2	23-Dec-10	$326,842.00	Seaside 88 LP	985,415	$0.330	4-Apr-11	021-157799
2	23-Dec-10	$209,790.00	Seaside 88 LP	700,000	$0.299	20-May-11	021-160154

3	as of 9/30/11	$763,650.00	Seaside 88 LP	2,529,314	$0.302	See #2	See #2
3	30-Sep-11	$53,469.40	John O'Brien; John Lane; Scott Ashburyk	177,051	$0.302

4	27-Jan-11	$22,400.00	Yoshitami Arai	50,000	$0.448	22-Feb-11	021-155688
4	27-Jan-11	$22,400.00	Masahiro Kawahata	50,000	$0.448	22-Feb-11	021-155688
4	27-Jan-11	$22,400.00	Marco Hegyi	50,000	$0.448	22-Feb-11	021-155688
4	27-Jan-11	$22,400.00	Jon Pepper	50,000	$0.448	22-Feb-11	021-155688
4	27-Jan-11	$22,400.00	Bradley Sparks	50,000	$0.448	22-Feb-11	021-155688
4	27-Jan-11	$11,200.00	Paul Bonderson	25,000	$0.448	22-Feb-11	021-155688

5	27-Jan-11	$171,675.00	Core Consulting Group, Inc.	381,500	$0.450	22-Feb-11	021-155689
5	27-Jan-11	$171,675.00	Core Consulting Group, Inc.	381,500	$0.450

6	27-Jan-11	$136,726.00	Monahan & Biagi PLLC	341,815	$0.400	22-Feb-11	021-155691

7	14-Feb-11	$50,000.00	Asher Enterprises, Inc.	173,378	$0.288	18-Feb-11	021-155623

8	23-Feb-11	$90,905.00	Masahiro Kawahata (Nextelligent, Inc.)	211,409	$0.430	20-May-11	021-160150

9	23-Feb-11	$250,000.00	Coach Capital LLC	1,000,000	$0.250

10	23-Feb-11	$250,000.00	Sterling Group	500,000	$0.500

11	1-Apr-11	$278,758.00	Coach Capital LLC	1,858,387	$0.150	20-May-11	021-160152

12	1-Apr-11	$2,080.00	Cerillion N4 Partners	4,000	$0.520	20-May-11	021-160153

13	1-Apr-11	$29,999.84	InvestorIdeas.com	57,692	$0.520	20-May-11	021-160153

14	1-Apr-11	$31,200.00	National Securities Corporation	60,000	$0.520	20-May-11	021-160153

15	1-Apr-11	$39,000.00	Aquiline Group Inc.	75,000	$0.520	20-May-11	021-160153

16	31-May-11	$125,000.00	Coach Capital LLC	833,333	$0.150

17	18-May-11	$5,200.00	Lance Gima	10,000	$0.520	20-May-11	021-160151

18	20-May-11	$20,000.00	Asher Enterprises Inc.	106,781	$0.169	24-May-11	021-160275
18	24-May-11	$20,000.00	Asher Enterprises Inc.	118,343	$0.169	26-May-11	021-160422
18	26-May-11	$12,000.00	Asher Enterprises Inc.	71,006	$0.169	27-May-11	021-160506

19	7-Jun-11	$200,000.00	RATLab LLC	1,000,000	$0.200	12-Jul-11	021-162726

20	17-Jun-11	$3,000,000.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	Equity drawdown facility
20	17-Jun-11	$82,500.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	358,696	$0.230	1-Sep-11	021-165299
20	17-Jun-11	$60,870.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	507,247	$0.120	1-Sep-11	021-165299
20	17-Jun-11	$9,935.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	140,727	$0.071	21-Nov-11	021-169058
20	17-Jun-11	$25,000.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	312,500	$0.080	21-Nov-11	021-169058

Item #	Date of Sale of Unregistered Securities (S-1/A Amendment #3, Item #15)	Amount of Sale	Sold To	# of Shares Sold	Price Per Share	Form D File Date	Form D File Number

20	17-Jun-11	$136,472.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	1,989,404	$0.068	24-Jan-12	021-172388
20	17-Jun-11	$12,781.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	245,792	$0.052	31-Jan-12	021-172714
20	17-Jun-11	$25,000.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	312,500	$0.080	26-Oct-11	021-167851
20	17-Jun-11	$25,849.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	514,905	$0.050	27-Feb-12	021-174028
20	17-Jun-11	$32,446.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	523,330	$0.062	16-Mar-12	021-175115
29	17-Jun-11	$35,070.00	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	375,480	$0.093	19-Apr-12	021-176931
20	17-Jun-11	$38,883.07	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	333,474	$0.117	6-Jun-12	021-179362
20	17-Jun-11	$38,883.07	Asciendiant Capital Partners LLC (Securities Purchase Agmt) (Amended Form D filing)(Director Bonderson deleted)	333,474	$0.117	20-Jul-12	021-179362
20	17-Jun-11	$29,859.06	Asciendiant Capital Partners LLC (Securities Purchase Agmt)	271,446	$0.110	6-Jun-12	021-179362
20	17-Jun-11	$29,859.06	Asciendiant Capital Partners LLC (Securities Purchase Agmt) (Amended Form D filing)(Director Bonderson deleted)	271,446	$0.110	20-Jul-12	021-179362
20	17-Jun-11	$55,863.00	Ascendiant Capital Partners LLC (Securities Purchase Agmt)	1,117,260	$0.050	16-Aug-12	021-182855
20	17-Jun-11	$56,191.00	Ascendiant Capital Partners LLC (Securities Purchase Agmt)	1,123,836	$0.050	16-Aug-12	021-182855
20	17-Jun-11	$100,000.00	Ascendiant Capital Partners LLC (Securities Purchase Agmt)	993,049	$0.100	19-Oct-12	021-185855

21	30-Sep-11	$66,991.00	Asciendant Capital Partners LLC (Securities Purchase Agmt)	774,599	$0.086

21	31-Dec-11	$193,370.00	Asciendant Capital Partners LLC (Securities Purchase Agmt)	1,490,943	$0.131

22	17-Jun-11	$13,000.00	Aquiline Group, Inc.	25,000	$0.520	12-Jul-11	021-162725

23	14-Jul-11	$50,000.00	Asher Enterprises Inc.	491,506	$0.102	21-Jul-11	021-163298

24	5-Oct-11	$70,000.00	D. Weckstein and Co.	1,000,000	$0.070	24-Jan-12	021-172388

25	15-Dec-11	$12,000.00	Todd Weaver	100,000	$0.120	24-Jan-12	021-172388

26	7-Feb-12	$100,000.00	Coventry Capital LLC	1,000,000	$0.100	7-Feb-12	021-173041

27	24-Feb-12	$8,000.00	Yoshitami Arai	100,000	$0.080	16-Mar-12	021-175115
27	24-Feb-12	$8,000.00	Masahiro Kawahata	100,000	$0.080	16-Mar-12	021-175115
27	24-Feb-12	$6,000.00	Jon Pepper	75,000	$0.080	16-Mar-12	021-175115
27	24-Feb-12	$6,000.00	Paul Bonderson	75,000	$0.080	16-Mar-12	021-175115
27	24-Feb-12	$4,000.00	Bradley Sparks	50,000	$0.080	16-Mar-12	021-175115

28	12-Mar-12	$20,400.00	National Securities Corporation	204,000	$0.100
28	12-Mar-12	$36,600.00	Steven Freifeld	366,000	$0.100
28	12-Mar-12	$3,000.00	Vince Calicchia	30,000	$0.100

29	16-May-12	$15,000.00	Manna Advisory Services LLC	150,000	$0.130	6-Jun-12	021-179362
29	16-May-12	$15,000.00	Manna Advisory Services LLC (amended Form D filing (Director Bonderson deleted)	150,000	$0.130	20-Jul-12	021-179362

30	31-May-12	$2,250,000.00	Sumitomo	17,307,693	$0.130	27-Jun-12	021-180351
30	31-May-12	$2,250,000.00	Sumitomo (Amended Form D filing) (Director Bonderson deleted)	17,307,693	$0.130	20-Jul-12	021-180351

Item #	Date of Sale of Unregistered Securities (S-1/A Amendment #3, Item #15)	Amount of Sale	Sold To	# of Shares Sold	Price Per Share	Form D File Date	Form D File Number

31	31-Jul-12	$162,500.00	Javelin LLC	1,250,000	$0.130	2-Oct-12	021-184907

32	6-Sep-12	$66,780.00	Bradley Sparks	513,696	$0.130	11-Sep-12	021-183903
32	6-Sep-12	$721,333.00	Bradley Sparks	4,000,000	$0.180	11-Sep-12	021-183903

33	18-Sep-12	$65,000.00	NVPR LLC	500,000	$0.130	20-Sep-12	021-184410

34	28-Sep-12	$32,500.00	Clayton McMeekin	250,000	$0.130	2-Oct-12	021-184907

35	As of 9/30/2012	$320,780.00	Gemini Master Fund	7,036,975	$0.050
35	7-Sep-11	$25,762.37	Gemini Master Fund	311,516	$0.083	16-Sep-11	021-166011
35	21-Oct-11	$104,246.00	Gemini Master Fund	2,619,261	$0.039	26-Oct-11	021-167851
35	7-Feb-12	$107,132.00	Gemini Master Fund	2,434,828	$0.044	7-Feb-12	021-173041
35	9-Jul-12	$83,568.00	Gemini Master Fund	1,671,370	$0.050	20-Jul-12	021-181582

36	As of 9/30/2012	$168,671.00	Ascendiant Capital Partners (Notice of Conversion)	3,373,425	$0.050	20-Sep-12	021-184410 (notice $$ amount and # of shares on this Form D is less than entries on #45)

37	Duplicative of entry #19 above		Duplicative of entry #19 above

38	30-Sep-12	$383,141.00	Ascendiant Capital Partners LLC (Securities Purchase Agreement)	5,365,884	$0.071
38	Issued during entire 2011	$193,370.00	Ascendiant Capital Partners LLC (Securities Purchase Agreement)	1,490,943	$0.131

39	8-Oct-12	$56,959.00	Ascendiant Capital Partners LLC (Securities Purchase Agreement	1,139,178	$0.050	10-Oct-12	021-185250

40	Duplicative of entry #19 above		Duplicative of entry #19 above

41	30-Sep-12	$483,141.00	Ascendiant Capital Partners LLC (Securities Purchase Agreement)	6,358,933	$0.076

42	26-Oct-12	$19,500.00	Manna Advisory Services LLC	150,000	$0.130	30-Oct-12	021-186285

43	28-Nov-12	$57,644.00	Ascendiant Capital Partners LLC (Security Purchase Agreement)	1,152,877	$0.050	29-Nov-12	021-187651

44	24-Jan-13	$350,630.00	Gemini Master Fund	7,012,603	$0.050	29-Jan-13	021-190930

45	24-Jan-13	$58,438.00	Ascendiant Capital Partners LLC (Security Purchase Agreement)	1,168,767	$0.050	29-Jan-13	021-190985

46	28-Jan-13	$350,959.00	Gemini Master Fund	7,019,178	$0.050	30-Jan-13	021-191084

47	11-Feb-13	$25,000.00	Integrated Consulting Services	250,000	$0.100

48	13-Feb-13	$15,000.00	Manna Advisory Services LLC	150,000	$0.100	19-Feb-13	021-192006 (Form D states $0.13 per share)

49	13-Feb-13	$15,000.00	David Markowski	150,000	$0.100	19-Feb-13	021-192006 (Form D states $0.13 per share)

Item #	Date of Sale of Unregistered Securities (S-1/A Amendment #3, Item #15)	Amount of Sale	Sold To	# of Shares Sold	Price Per Share	Form D File Date	Form D File Number

50	13-Feb-13	$120,000.00	Ronald P. Erickson	1,200,000	$0.100	19-Feb-13	021-192007
50	13-Feb-13	$20,000.00	Mark Scott	200,000	$0.100	19-Feb-13	021-192007
50	13-Feb-13	$40,000.00	Marco Hegyi	400,000	$0.100	19-Feb-13	021-192007
50	13-Feb-13	$20,000.00	Jon Pepper	200,000	$0.100	19-Feb-13	021-192007

51	1-Mar-13	$5,000.00	Manna Advisory Services LLC	50,000	$0.100	4-Apr-13	021-194473

52	26-Apr-13	Cashless exercise of Warrant	Ascendiant Capital Partners LLC	4,565,068	$0.000	3-May-13	021-195934

53	26-Apr-13	$300,000.00	Visualant exercise of option to re-purchases shares from Ascendiant Capital Partners LLC	4,000,000	$0.080	3-May-13	021-195934

54	30-Apr-13	$12,000.00	David Markowski	120,000	$0.100	17-May-13	021-196660

55	10-Jun-13	$5,230,000.00	Special Situation Funds and 40 other accredited investors	52,300,000	$0.100	18-Jun-13	021-198218
55	10-Jun-13	$523,000.00	GVC Capital (placement agent warrants)	5,230,000	$0.100	18-Jun-13	021-198218

56	4-Sep-13	$60,000.00	Liolios Group, Inc.	300,000	$0.200	1-Oct-13	021-203843

57	15-Sep-13	$40,000.00	Genesis Select Corporation	200,000	$0.200

Exhibits

25.	Exhibit 10.24 appears to be missing attachment A and exhibit 10.33 is missing exhibits and schedules. Please file complete exhibits as noted in prior comment 56.

We are re-filing Exhibit 10.24 with Attachment A and Exhibit 10.33 with all exhibits and schedules.

Exhibit 23.2 Consent of Independent Accountants

26.
We note the Consent for Madsen & Associates CPA’s, Inc. is incorrectly dated November 13, 2013. Prior to requesting effectiveness on the registration statement, please amend the filing to include a currently and correctly dated consent.

Amendment No.3 to the Registration Statement addresses this date change in Exhibit 23.2.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions. The Company respectfully requests that if the staff has any remaining comments or questions after reviewing Amendment No. 3 to the Registration Statement and this letter, that it discuss such comments or questions with our attorney, James Biagi, in a telephone call prior to issuing another comment letter. Mr. Biagi’s telephone number is (206) 587-5700.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Visualant, Incorporated

cc:  James F. Biagi, Jr., Fifth Avenue Law Group, PLLC